Exhibit (a)(1)(vii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 20, 2008 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Packeteer, Inc.

at

$5.50 Net per Share

by

Elliott QoS LLC

a subsidiary of

Elliott Associates, L.P.

Elliott QoS LLC (the “Purchaser”), a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Packeteer, Inc., a Delaware corporation (the “Company”), at $5.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, APRIL 16, 2008, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company’s Board of Directors and to seek to have the Company consummate the proposed merger of the Company and the Purchaser (or one of the Purchaser’s affiliates) pursuant to which all outstanding Shares not owned by Elliott Associates or its affiliated funds or subsidiaries (including the Purchaser) would be converted into the right to receive cash in an amount equal to the price per Share paid pursuant to the Offer.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer, as it may be extended, a number of Shares, which, together with the shares then owned by Elliott Associates and its affiliated funds and subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (taking into account, without limitation, all Shares issuable upon the conversion or exercise of any options, warrants, convertible securities or rights, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), (ii) the Company not having adopted, or if adopted having rendered inapplicable to the Offer and the proposed second-step merger, a stockholder rights plan or other similar mechanism that would have the effect of substantially impairing the Purchaser’s ability to acquire the Company or otherwise substantially diminish the expected economic value to the Company of acquiring the Shares, in each case as determined in the Purchaser’s reasonable discretion, and (iii) the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the merger of the Company and the Purchaser (or one of its affiliates)

as described in the Offer to Purchase. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in the Offer to Purchase. If any condition to the Offer is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth below, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date (as defined in the Offer to Purchase) and not withdrawn, or (iv) delay acceptance for payment of or payment for Shares, subject to applicable law, until satisfaction or waiver of the unsatisfied conditions to the Offer.

The Purchaser reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open by giving oral or written notice of the extension to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of the extension.

After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived but not all of the Shares have been tendered, the Purchaser may, subject to certain conditions, give stockholders a further opportunity to tender at the same price in one or more subsequent offering periods. The Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice of its acceptance to the Depositary. In order to tender shares in the Offer, certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents must be timely received by the Depositary.

Stockholders can withdraw some or all of the Shares that they previously tendered in the Offer at any time prior to the expiration of the offer. Shares may also be withdrawn after May 18, 2008 unless theretofore accepted for payment as provided in the Offer to Purchase. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

In general, the sale of shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. All stockholders should consult their own tax advisor about the tax consequences to them of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

A request is being made to the Company for its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related documents will be mailed to record holders of Shares and to brokers, banks, and similar persons whose name appears or whose nominee appears on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information, which should be carefully read before any decision is made with respect to the Offer.

Requests for copies of the Offer to Purchase and Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense.

The Information Agent for the Offer is:

501 Madison Avenue

20th Floor

New York, NY 10022

Stockholders Call Toll Free: (888) 750-5834 (from the U.S. and Canada)

or (412) 232-3651 (from outside the U.S. and Canada)

Banks and Brokers Call Collect: (212) 750-5833

March 20, 2008

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